SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 23, 2013

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: January 23, 2013 By: __________________________________

Name: Andrés Cordero
Title: Chief Executive Officer

Press Release dated January 23, 2013.

Mandatory Exchange

MetroGAS S.A. (the "Company") announced today the fulfillment of its obligations under the reorganization plan (propuesta concursal) (the "Reorganization Plan") proposed by the Company on May 22, 2012, to its creditors under the court reorganization proceeding (the "Reorganization Proceedings") of the Company before the Argentine National Commercial Court No. 26, Secretariat No. 51 (the "National Commercial Court").

On January 11, 2013 (the "Closing Date"), the Company issued (i) in exchange for the Existing Notes (as defined below), the 8.875% Senior A-L Notes due 2018 (the "A-L Notes") in an aggregate amount equal to US$163,003,452; the Step-Up Senior B-L Notes due 2018 (the "B-L Notes") in an aggregate amount equal to U.S.$122,000,000; 210,845 L-1 Units, 6,254 L-2 Units, 26,069 L-3 Units and 303 L-4 Units (the L-1 Units, L-2 Units, L-3 Units and L-4 Units, collectively, the "L Units," and together with the A-L Notes and the B-L Notes, the "L Securities"), and (ii) in exchange for certain non-financial debt of the Company (the "Non-Financial Debt"), the 8.875% Senior A-U Notes due 2018 (the "A-U Notes") in an aggregate amount equal to U.S.$16,518,450; the Step-Up Senior B-U Notes due 2018 (the "B-U Notes") in an aggregate amount equal to U.S.$13,031,550; and 29,550 U Units (the "U Units," and together with the A-U Notes and the B-U Notes, the "U Securities"). The L Securities and the U Securities are collectively referred to herein as the "New Notes."

The following were the outstanding notes of the Company, which were mandatorily exchanged for a combination of L Securities on the Closing Date (collectively, the "Existing Notes"): (i) the Series I 8%/9% Senior Notes due 2014 (CUSIPs 591673AF5 and P6558LAH2) (the "Series I Notes"), (ii) the Series II Class A 3%-8% Senior Notes due 2014 (CUSIPs 591673AG3 and P6558LAJ8) (the "Series II A Notes"), (iii) the Series II Class B 1.8%-6.8% Senior Notes due 2014 (XS ISINs XS0254956757 and XS0254669855) (the "Series II B Notes") and (iv) the Series B 7.375% Senior Notes due 2002 (XS ISIN XS0118072833) (the "Series B Notes").

As of the Closing Date, all obligations of the Company under the Existing Notes and the Non-Financial Debt were discharged and all rights, interests and benefits thereunder were null and void. Accordingly, the Existing Notes and the Non-Financial Debt have been extinguished and are no longer enforceable obligations of the Company.

Holders of Existing Notes were entitled to receive the following consideration in exchange for their Existing Notes:

  For every U.S.$1,000 principal amount of Series I Notes being discharged, holders of the Company`s Series I Notes were entitled to receive (A) one L-1 Unit and (B) cash in an amount equal to U.S.$1.36. Each L-1 Unit is comprised of (a) U.S.$650 principal amount of A-L Notes and (b) U.S.$485 principal amount of B-L Notes. Holdings of Series I Notes of less than U.S.$1,000 principal amount were not entitled to receive any L-1 Units.

  The principal amount of the A-L Notes and B-L Notes comprised in each of the L-1 Units includes an amount equal to 53.2% and 46.8%, respectively, of the accrued and unpaid interest per U.S.$1,000 of Series I Notes up to June 16, 2010, as recognized by the National Commercial Court in the Reorganization Proceedings (the "Series I Notes Pre-Reorganization Proceedings Accrued Interest").

  The principal amount of the A-L Notes comprised in each of the L-1 Units also includes an amount equal to the interest accrued over the Series I A-L Notes Admitted Debt (as defined below) at the rate of 8.875% per annum from January 1, 2011 to December 31, 2012.

  "Series I A-L Notes Admitted Debt" means an amount equal to 53.2% of the sum of (x) U.S.$1,000 principal amount of the Series I Notes and (y) the Series I Notes Pre-Reorganization Proceedings Accrued Interest.

  The cash payment under (B) above is the amount equal to the interest accrued over the Series I A-L Notes Admitted Debt at the rate of 8.875% per annum from January 1, 2013 to the day prior to the Closing Date.

  For every U.S.$1,000 principal amount of Series II A Notes being discharged, holders of the Company`s Series II A Notes were entitled to receive (A) one L-2 Unit and (B) cash in an amount equal to U.S.$1.34. Each L-2 Unit is comprised of (a) U.S.$641 principal amount of A-L Notes and (b) U.S.$479 principal amount of B-L Notes. Holdings of Series II A Notes of less than U.S.$1,000 principal amount were not entitled to receive any L-2 Units.

  The principal amount of the A-L Notes and B-L Notes comprised in each of the L-2 Units includes an amount equal to 53.2% and 46.8%, respectively, of the accrued and unpaid interest per U.S.$1,000 of Series II A Notes up to June 16, 2010, as recognized by the National Commercial Court in the Reorganization Proceedings (the "Series II A Notes Pre-Reorganization Proceedings Accrued Interest").

  The principal amount of the A-L Notes comprised in each of the L-2 Units also includes an amount equal to the interest accrued over the Series II A A-L Notes Admitted Debt (as defined below) at the rate of 8.875% per annum from January 1, 2011 to December 31, 2012.

  "Series II A A-L Notes Admitted Debt" means an amount equal to 53.2% of the sum of (x) U.S.$1,000 principal amount of the Series II A Notes and (y) the Series II A Notes Pre-Reorganization Proceedings Accrued Interest.

  The cash payment under (B) above is the amount equal to the interest accrued over the Series II A A-L Notes Admitted Debt at the rate of 8.875% per annum from January 1, 2013 to the day prior to the Closing Date.

  For every Euros1,000 principal amount of Series II B Notes being discharged, holders of the Company`s Series II B Notes were entitled to receive (A) one L-3 Unit and (B) cash in an amount equal to U.S.$1.73. Each L-3 Unit is comprised of (a) U.S.$827 principal amount of A-L Notes and (b) U.S.$618 principal amount of B-L Notes. Holdings of Series II B Notes of less than Euros1,000 principal amount were not entitled to receive any L-3 Units.

  The principal amount of the A-L Notes and B-L Notes comprised in each of the L-3 Units includes an amount equal to 53.2% and 46.8%, respectively, of the accrued and unpaid interest per Euros1,000 of Series II B Notes up to June 16, 2010, as recognized by the National Commercial Court in the Reorganization Proceedings (the "Series II B Notes Pre-Reorganization Proceedings Accrued Interest").

  The principal amount of the A-L Notes comprised in each of the L-3 Units also includes an amount equal to the interest accrued over the Series II B A-L Notes Admitted Debt (as defined below) at the rate of 8.875% per annum from January 1, 2011 to December 31, 2012.

  "Series II B A-L Notes Admitted Debt" means an amount equal to 53.2% of the sum of (x) Euros1,000 principal amount of the Series II B Notes and (y) the Series II B Notes Pre-Reorganization Proceedings Accrued Interest. The amount of Series II B A-L Notes Admitted Debt was converted into U.S. dollars at the rate of U.S.$1.2973 per Euros1.00, as per the terms of the Reorganization Plan

  The cash payment under (B) above is the amount equal to the interest accrued over the Series II B A-L Notes Admitted Debt at the rate of 8.875% per annum from January 1, 2013 to the day prior to the Closing Date.

  For every Euros1,000 principal amount of Series B Notes being discharged, holders of the Company`s Series B Notes were entitled to receive (A) one L-4 Unit and (B) cash in an amount equal to U.S.$2.67. Each L-4 Unit is comprised of (a) U.S.$1,275 principal amount of A-L Notes and (b) U.S.$953 principal amount of B-L Notes. Holdings of Series B Notes of less than Euros1,000 principal amount were not entitled to receive any L-4 Units.

The principal amount of the A-L Notes and B-L Notes comprised in each of the L-4 Units includes an amount equal to 53.2% and 46.8%, respectively, of the accrued and unpaid interest per Euros1,000 of Series B Notes up to June 16, 2010, as recognized by the National Commercial Court in the Reorganization Proceedings (the "Series B Notes Pre-Reorganization Proceedings Accrued Interest").

The principal amount of the A-L Notes comprised in each of the L-4 Units also includes an amount equal to the interest accrued over the Series B A-L Notes Admitted Debt (as defined below) at the rate of 8.875% per annum from January 1, 2011 to December 31, 2012.

"Series B A-L Notes Admitted Debt" means an amount equal to 53.2% of the sum of (x) Euros1,000 principal amount of the Series B Notes and (y) the Series B Notes Pre-Reorganization Proceedings Accrued Interest. The amount of Series B A-L Notes Admitted Debt was converted into U.S. dollars at the rate of U.S.$1.2973 per Euros1.00, as per the terms of the Reorganization Plan

The cash payment under (B) above is the amount equal to the interest accrued over the Series B A-L Notes Admitted Debt at the rate of 8.875% per annum from January 1, 2013 to the day prior to the Closing Date.

Euro amounts in connection with the Series II B Notes and the Series B Notes were converted into U.S. dollars at the rate of U.S.$1.2973 per Euros1.00 as per the terms of the Reorganization Plan.

Further information regarding the New Notes is publicly available in the Form T-3/A of the Company filed with the United States Securities and Exchange Commission on January 9, 2013.

As of the Closing Date, the Non-Financial Debt was exchanged for the U Units. The Company has deposited (i) the U Units corresponding to the holders of Non-Financial Debt in an account at Caja de Valores S.A. held by Banco Macro S.A. (the "Custodian") and (ii) checks for the cash payment of the interest accrued over 53.2% of the Non-Financial Debt at the rate of 8.875% per annum from January 1, 2013 to the day prior to the Closing Date. The Custodian shall (A) upon instruction from the Company transfer the U Units corresponding to each holder of Non-Financial Debt to an account to be indicated by each such holder and (B) deliver the corresponding check relating to the cash payment upon each holder of Non-Financial Debt submitting the relevant documentation to the Custodian, in each case pursuant to the terms of the Custody Agreement between the Custodian and the Company dated January 10, 2013. Each U Unit is comprised of (a) U.S.$559 principal amount of A-U Notes and (b) U.S.$441 principal amount of B-U Notes.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES DESCRIBED HEREIN IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NONE OF THE SECURITIES ISSUED PURSUANT TO THE REORGANIZATION PLAN MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE REORGANIZATION PLAN OR ANY OF THE SECURITIES ISSUED PURSUANT TO THE REORGANIZATION PLAN IN THE UNITED STATES UNDER THE ACT OR TO CONDUCT A PUBLIC OFFERING IN ANY JURISDICTION OTHER THAN ARGENTINA.

For further information, please contact Mr. Pablo Boselli - Finance Manager of MetroGAS S.A. at pboselli@metrogas.com.ar or +54 11 4309 1511.